FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 1, 2008 to December 31, 2008

CITYVIEW CORPORATION LIMITED
SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F…….√…Form 40-F…………

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes…………………..No………………..

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-…………………..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Dated: May 5, 2009

………………………………….
(Signed by)
P M SMYTH
Chief Executive

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of December 1, 2008 to December 31, 2008

753                 Termination of Underwriting
754                 Notice of Request for a General Meeting
755                 Entitlements Issue Notification of under subscription
756                 Update to Shareholders
757                 Additional Resolutions to EGM

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	December 1, 2008

Termination of Underwriting for Non-Renounceable Entitlements Issue

The Company wishes to advise that it has decided to terminate the underwriting arrangements with Pinnacle Capital Management Limited (Pinnacle) in relation to the Company’s pro rata non-renounceable entitlements issue which was announced on 7 November 2008 (Entitlements Issue).

The decision to terminate the underwriting arrangement was made by the Board after it became aware that Pinnacle was not appropriately licensed to conduct the underwriting in accordance with the Corporations Act 2001 (Cth), despite warranties and representations being made by Pinnacle to the contrary under the underwriting agreement.  CityView was not aware of Pinnacle’s failure to be licensed before the offer document was despatched to shareholders on 21 November 2008 (Offer Document).

In accordance with section 1.1 of the Offer Document, where the Underwriting Agreement is terminated for any reason prior to completion of the Entitlements Issue, the Company will issue any shortfall from the Entitlements Issue at the Directors discretion.

The Company will issue any shortfall shares from the Entitlements Issue within 3 months after the Closing Date for the Entitlements Issue, being 5 December 2008, in accordance with ASX Listing Rule 7.2.

The Entitlements Issue will not be affected in any other way by the termination of the underwriting arrangement.  The key dates remain the same, as set out below:

Activity	Date
Amended section 708AA cleansing notice lodged with ASX	1 December 2008
Closing Date for Receipt of Entitlement and Acceptance Form	5pm on 5 December 2008
ASX notified of under-subscriptions	9 December 2008
New Shares are allotted	12 December 2008
Holding Statements are despatched to Shareholders	15 December 2008
Normal ASX trading for New Shares commences	16 December 2008

Yours sincerely,
CityView Corporation Limited

Paul Williams
Company Secretary

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	December 4, 2008

Notice of Request for a General Meeting

The Company advises that it has received a request to call a general meeting by shareholders holding more than 5% of the votes that may be cast at a general meeting in accordance with s 249D of the Corporations Act 2001 (Cth).

The Company is currently reviewing the resolutions contained in the request and will keep the market informed of any developments.

Yours sincerely,
CityView Corporation Limited

Paul Williams
Company Secretary

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	December 9, 2008

Entitlements Issue: Notification of under-subscriptions

The Directors of CityView Corporation Limited advise that the non-renounceable entitlements issue set out in the Offer Document dated 21 November 2008 has closed with acceptances totalling 18,849,213 shares equal to $235,615.16.

In accordance with the timetable the company expects to allot the Shares and proceed to despatch holding statements on 15 December 2008, with normal trading of the new shares to commence on ASX on 16 December 2008.

The shortfall is 479,205,015 shares.  As advised previously, since the underwriting agreement with Pinnacle Capital Management Limited was terminated, the Company will issue the shortfall shares from the entitlements issue within 3 months in accordance with ASX Listing Rule 7.2.

Paul Williams
Company Secretary

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION (“ASIC”)

For the month of December 1, 2008 to December 31, 2008

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION